Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2026

Shenzhen, China, August 13, 2026 (GLOBE NEWSWIRE) - Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights (results presented herein exclude Shenzhen Onething, discontinued operations, unless specified otherwise1)

•	Total revenues were US$102.7 million, representing an increase of 38.9% year-over-year.

•	Subscription revenues were US$44.5 million, representing an increase of 22.6% year-over-year.

•	Live-streaming and other services revenues were US$58.2 million, representing an increase of 54.8% year-over-year.

•	Gross profit was US$57.3 million, representing an increase of 23.1% year-over-year, and gross profit margin was 55.8% in the second quarter, compared with 63.0% in the same period of 2025.

•	Net loss from continuing operations was US$218.5 million in the second quarter, compared with net income of US$726.4 million in the same period of 2025.

•	Non-GAAP net loss[2] from continuing operations was US$2.1 million in the second quarter, compared with non-GAAP net income of US$7.2 million in the same period of 2025.

•	Diluted loss per ADS from continuing operations was US$3.43 in the second quarter, compared with diluted earnings per ADS of US$11.47 in the same period of 2025.

•	Non-GAAP diluted loss per ADS[3] from continuing operations was US$0.03 in the second quarter, compared with non-GAAP diluted earnings per ADS of US$0.12 in the same period of 2025.

“We are pleased to report continued top-line growth in the second quarter of 2026, building on the robust momentum established in Q1. This performance fully validates our strategic pivot to be more focused on a consumer-only (To-C) business model. In Q2, we recorded total revenue of US$102.7 million, reflecting a substantial year-over-year increase of 38.9%, while gross profit rose 23.1% compared with the prior-year period. This notable growth underscores our effective business structure optimization and the continuous enhancement of operational efficiency,” said Mr. Jinbo Li, Chairman and CEO of Xunlei Limited.

“To further reinforce market confidence and deliver sustainable long-term value for our shareholders, we recently announced a new share repurchase program. We believe that this initiative demonstrates our unwavering confidence in the company’s strong fundamentals and potential for long-term growth, positioning us well for the future.”

“Looking ahead, we remain committed to our user-centric development strategy. We will continue to innovate and enhance our product and service offerings, deepen our penetration into international markets, and drive sustainable growth in our core businesses. Through disciplined capital management, we are well-positioned to pursue balanced and sustainable corporate growth. We believe these strategic initiatives will help us deliver lasting value to our users and shareholders amid evolving market dynamics,” Mr. Li concluded.

1 In March 2026, the Company completed the disposal of its 50% stake in Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, the operating entity of cloud computing business. The disposal qualified as discontinued operations. According to applicable accounting standards, assets and liabilities related to Shenzhen Onething were reclassified as current assets/liabilities of discontinued operations as of December 31, 2025, while results of operations related to Shenzhen Onething, including comparatives, are reported as income/(loss) from discontinued operations. Figures presented in this release are related to continuing operations only, excluding results from Shenzhen Onething as discontinued operations, unless indicated otherwise.

2 Non-GAAP net (loss)/income is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

3 Non-GAAP (loss)/earnings per ADS is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

Second Quarter 2026 Financial Results (results presented herein exclude Shenzhen Onething, discontinued operations, unless specified otherwise)

Total Revenues

Total revenues were US$102.7 million, representing an increase of 38.9% year-over-year. The increase in total revenues was mainly attributable to the increased revenues generated from our subscription business and overseas audio live-streaming business.

Revenues from subscription were US$44.5 million, representing an increase of 22.6% year-over-year. The increase in subscription revenues was mainly driven by the increase in demand for our subscription services.

Revenues from live-streaming and other services were US$58.2 million, representing an increase of 54.8% year-over-year. The increase in live-streaming and other services revenues was mainly due to the increase in revenues from our overseas audio live-streaming business and advertising business of Hupu.

Cost of Revenues

Cost of revenues was US$44.8 million, representing 43.6% of our total revenues, compared with US$27.0 million, or 36.6% of the total revenues, in the same period of 2025. The increase in cost of revenues was mainly attributable to the increase in revenue-sharing expenses in our overseas audio live-streaming operations, generally in line with the growth in live-streaming and other service revenues.

Gross Profit and Gross Profit Margin

Gross profit for the second quarter of 2026 was US$57.3 million, representing an increase of 23.1% year-over-year. Gross profit margin was 55.8% in the second quarter of 2026, compared with 63.0% in the same period of 2025. The increase in gross profit was mainly driven by the increase in gross profit generated from our advertising business of Hupu and subscription business. The decrease in gross profit margin was mainly attributable to the increased proportion of live-streaming revenues to total revenues, which has a lower gross profit margin.

Research and Development Expenses

Research and development expenses for the second quarter of 2026 were US$21.4 million, representing 20.8% of our total revenues, compared with US$16.6 million, or 22.4% of our total revenues, in the same period of 2025. The increase was primarily due to more labor costs incurred during the quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the second quarter of 2026 were US$27.9 million, representing 27.2% of our total revenues, compared with US$20.7 million, or 28.0% of our total revenues, in the same period of 2025. The increase was primarily due to more marketing expenses incurred during the quarter for our subscription and overseas audio live-streaming businesses as part of our ongoing efforts to acquire users.

General and Administrative Expenses

General and administrative expenses for the second quarter of 2026 were US$12.7 million, representing 12.4% of our total revenues, compared with US$8.5 million, or 11.6% of our total revenues, in the same period of 2025. The increase in general and administrative expenses was primarily due to the provision for ongoing litigations and increased employee-related cost as compared with the same period of 2025.

Operating (Loss)/Income

Operating loss was US$4.8 million, compared with an operating income of US$0.3 million in the same period of 2025. The shift from operating income to operating loss was primarily attributable to the increase in operating expenses discussed above.

Other (Losses)/Income, Net

Other losses, net was US$213.8 million, compared with other income, net of US$721.5 million in the same period of 2025. The change from other income, net to other losses, net was primarily attributable to the fair value changes of our long-term investment in Arashi Vision Inc., which has been measured at fair value based on the quoted market price since its initial public offering in June 2025.

Net (Loss)/Income and (Loss)/Earnings Per ADS

Net loss from continuing operations was US$218.5 million compared with net income of US$726.4 million in the same period of 2025. The net loss was primarily due to the swing from other income, net to other losses, net and the shift from operating income to an operating loss, as discussed above. Non-GAAP net loss from continuing operations was US$2.1 million in the second quarter of 2026, compared with non-GAAP net income of US$7.2 million in the same period of 2025.

Diluted loss per ADS from continuing operations in the second quarter of 2026 was US$3.43, compared with diluted earnings per ADS from continuing operations of US$11.47 in the second quarter of 2025. Non-GAAP diluted loss per ADS from continuing operations was US$0.03 in the second quarter, compared with non-GAAP diluted earnings per ADS from continuing operations of US$0.12 in the same period of 2025.

Cash Balance

As of June 30, 2026, the Company had cash, cash equivalents and short-term investments of US$276.9 million, compared with US$303.6 million as of March 31, 2026. The decrease in cash, cash equivalents and short-term investments was mainly due to the net cash outflows from operating activities, repayment of bank loans, payments for share repurchase and deferred consideration for the acquisition of Hupu.

Conference Call Information

Xunlei’s management will host a conference call at 8:00 a.m. U.S. Eastern Time on August 13, 2026 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company’s quarterly results and recent business developments.

Participant Online Registration:

https://register-conf.media-server.com/register/BIa77b2d16be874a6eb0b92ce720fd7da8

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that “Call Me” does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/qm7pbos8

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “estimates” and similar statements. Among other things, the management’s quotations in this press release, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base and advertisers; the Company’s ability to keep up with technological developments and users’ changing demands in the internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to integrate and grow its acquired business; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income from continuing operations, (3) non-GAAP basic and diluted (loss)/earnings per share for common shares from continuing operations, and (4) non-GAAP basic and diluted (loss)/earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, and fair value changes of long-term investments, which are not expected to result in future cash payments, may recur from period to period but are subject to significant market volatility, and which are not indicative of our core operating results and business outlook. These non-GAAP financial measures also facilitate management’s internal comparisons to Xunlei’s historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented, excluding discontinued operations.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	Dec 31,
	2026	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	125,827	144,559
Short-term investments	151,032	138,895
Accounts receivable, net	23,860	26,136
Inventories	521	384
Due from related parties	14,233	11,152
Prepayments and other current assets	18,196	11,397
Assets of discontinued operations	-	71,354
Total current assets	333,669	403,877

Non-current assets:
Restricted cash	832	806
Long-term investments	674,160	1,070,596
Deferred tax assets	25,654	10,083
Property and equipment, net	50,670	50,662
Intangible assets, net	32,507	32,717
Goodwill	40,417	39,164
Due from a related party, non-current portion	19,841	19,826
Long-term prepayments and other assets	2,184	2,315
Operating lease assets	1,502	1,877
Total assets	1,181,436	1,631,923

Liabilities
Current liabilities:
Accounts payable	19,841	18,837
Lease liabilities	466	487
Due to related parties, current	227	8
Contract liabilities, current portion	41,776	42,817
Accrued liabilities and other payables	68,287	75,367
Income tax payable	3,075	3,975
Short-term bank borrowings and current portion of long-term bank borrowings	30,833	30,095
Liabilities of discontinued operations	-	36,872
Total current liabilities	164,505	208,458

Non-current liabilities:
Contract liabilities, non-current portion	1,575	1,624
Lease liabilities, non-current portion	824	1,243
Deferred tax liabilities	5,573	6,138
Due to related parties, non-current portion	135	-
Bank borrowings, non-current portion	25,694	38,413
Other long-term payables	807	3,530
Total liabilities	199,113	259,406

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 314,277,001 shares outstanding as at December 31, 2025; 375,001,940 issued and 318,702,251 shares outstanding as at June 30, 2026)	79	78
Additional paid-in-capital	475,918	480,133
Accumulated other comprehensive loss	(9,839)	(17,413)
Statutory reserves	9,687	9,687
Treasury shares (60,724,939 shares and 56,299,689 shares as at December 31, 2025 and June 30, 2026, respectively)	14	15
Retained earnings	507,929	900,991
Total Xunlei Limited's shareholders' equity	983,788	1,373,491
Non-controlling interests	(1,465)	(974)
Total liabilities and shareholders' equity	1,181,436	1,631,923

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of (Loss)/Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	June 30,	March 31,	June 30,
	2026	2026	2025
	US$	US$	US$
Revenues, net of rebates and discounts	102,717	98,594	73,924
Business taxes and surcharges	(608)	(489)	(321)
Net revenues	102,109	98,105	73,603
Cost of revenues	(44,796)	(40,408)	(27,047)
Gross profit	57,313	57,697	46,556

Operating expenses
Research and development expenses	(21,397)	(20,160)	(16,591)
Sales and marketing expenses	(27,927)	(22,437)	(20,695)
General and administrative expenses	(12,700)	(10,885)	(8,549)
Credit loss (expenses)/write-back, net	(60)	81	(431)
Total operating expenses	(62,084)	(53,401)	(46,266)

Operating (loss)/ income	(4,771)	4,296	290
Interest income	907	771	1,036
Interest expense	(413)	(529)	(328)
Other (losses)/income, net	(213,759)	(195,078)	721,538
(Loss)/income before income taxes from continuing operations	(218,036)	(190,540)	722,536
Income tax (expenses)/benefits	(477)	(1,850)	3,817
Net (loss)/income from continuing operations	(218,513)	(192,390)	726,353

Discontinued operations
Income from discontinued operations before income taxes	-	2,512	1,055
Income tax benefits/(expenses)	-	15,211	(4)
Income from discontinued operations	-	17,723	1,051

Net (loss)/income	(218,513)	(174,667)	727,404
Less: net loss attributable to non-controlling interest	(89)	(29)	(186)
Net (loss)/income attributable to common shareholders	(218,424)	(174,638)	727,590

(Loss)/earnings per share for common shares, basic
Continuing operations	(0.6861)	(0.6110)	2.3272
Discontinued operations	-	0.0563	0.0034
Total (loss) /earnings per share for common shares, basic	(0.6861)	(0.5547)	2.3306

(Loss)/earnings per share for common shares, diluted
Continuing operations	(0.6861)	(0.6110)	2.2931
Discontinued operations	-	0.0563	0.0034
Total (loss)/earnings per share for common shares, diluted	(0.6861)	(0.5547)	2.2965

(Loss)/earnings per ADS, basic
Continuing operations	(3.4305)	(3.0550)	11.6360
Discontinued operations	-	0.2815	0.0170
Total (loss)/earnings per ADS, basic	(3.4305)	(2.7735)	11.6530

(Loss)/earnings per ADS, diluted
Continuing operations	(3.4305)	(3.0550)	11.4655
Discontinued operations	-	0.2815	0.0170
Total (loss)/earnings per ADS, diluted	(3.4305)	(2.7735)	11.4825

Weighted average number of common shares used in calculating:
Basic	318,378,628	314,813,023	312,196,048
Diluted	318,378,628	314,813,023	316,830,316

Weighted average number of ADSs used in calculating:
Basic	63,675,726	62,962,605	62,439,210
Diluted	63,675,726	62,962,605	63,366,063

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations) 4

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	June 30,	March 31,	June 30,
	2026	2026	2025
	US$	US$	US$
GAAP operating (loss)/income	(4,771)	4,296	290
Share-based compensation expenses	1,169	1,125	536
Non-GAAP operating (loss)/income	(3,602)	5,421	826

GAAP net (loss)/income from continuing operations	(218,513)	(192,390)	726,353
Share-based compensation expenses	1,169	1,125	536
Fair value changes of long-term investments	215,234	195,414	(719,688)
Non-GAAP net (loss)/income from continuing operations	(2,110)	4,149	7,201

GAAP (loss)/earnings per share for common shares attributable to continuing operations:
Basic	(0.6861)	(0.6110)	2.3272
Diluted	(0.6861)	(0.6110)	2.2931

GAAP (loss)/earnings per ADS attributable to continuing operations:
Basic	(3.4305)	(3.0550)	11.6360
Diluted	(3.4305)	(3.0550)	11.4655

Non-GAAP (loss)/earnings per share for common shares attributable to continuing operations:
Basic	(0.0063)	0.0133	0.0237
Diluted	(0.0063)	0.0133	0.0233

Non-GAAP (loss)/earnings per ADS for common shares attributable to continuing operations:
Basic	(0.0315)	0.0665	0.1185
Diluted	(0.0315)	0.0665	0.1165

Weighted average number of common shares used in calculating:
Basic	318,378,628	314,813,023	312,196,048
Diluted	318,378,628	314,813,023	316,830,316

Weighted average number of ADSs used in calculating:
Basic	63,675,726	62,962,605	62,439,210
Diluted	63,675,726	62,962,605	63,366,063

4 Non-GAAP reconciliation excludes the operations classified as discontinued operations. The comparative figures have been recalculated to exclude discontinued operations.

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com